Exhibit 99.1

GFL Environmental Reports First Quarter 2024 Results

•	Revenue of $1,801.4 million, ahead of guidance

•	Solid Waste price of 7.7% excluding the impact of divestitures, 7.1% including the impact of divestitures

•	Adjusted EBITDA[1] of $455.7 million, increase of 10.0% excluding the impact of divestitures; 3.5% including the impact of divestitures; Adjusted Net Income[1] of $0.9 million; Net loss of $176.5 million; Adjusted income per share[1] of $0.00; Loss per share of $(0.53)

•	Adjusted EBITDA margin[1] of 25.3%, increase of 80 basis points; Solid Waste Adjusted EBITDA margin[1] of 30.8%, increase of 160 basis points

•	Adjusted Cash Flows from Operating Activities[1] of $276.1 million; cash flows from operating activities of $263.2 million; Adjusted Free Cash Flow[1] of $49.1 million

•	Year-to-date completed acquisitions generating approximately $100.0 million in annualized revenue

•	2024 Adjusted EBITDA[2] guidance increased to approximately $2,230.0 million

VAUGHAN, ON, May 1, 2024 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”) today announced its results for the first quarter of 2024.

“I am extremely proud of the hard work and commitment of our over 20,000 employees, as we had yet another strong start to the year,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Our focus on strong execution drove better than expected revenue of $1,801.4 million for the quarter, with Solid Waste revenue, excluding the impact of divestitures, increasing by 8.8%, including 7.7% from core pricing. The continued effectiveness of our pricing and operating efficiency initiatives resulted in Adjusted EBITDA margin1 of 25.3%, an increase of 80 basis points, and Solid Waste Adjusted EBITDA margin1 of 30.8%, an increase of 160 basis points.”

Mr. Dovigi continued, “Based on the strength of our performance in the first quarter we are increasing our Adjusted EBITDA2 guidance for the year to approximately $2,230.0 million, up from $2,215.0 million. We are well on track to exceed our full year guidance and expect to provide a more detailed update when we report our second quarter results.”

Mr. Dovigi concluded, “In February, we laid out our comprehensive, transparent guidance for the year and in the first quarter we delivered exactly what we said we would. Consistent with the capital allocation plan that we provided last November, we also completed acquisitions that we expect to contribute approximately $100.0 million in annualized revenue this year and are deploying capital into incremental growth investments primarily related to RNG and extended producer responsibility opportunities. Inclusive of the impact of these acquisitions and investments, we remain confident that we will achieve our Net Leverage2 target of between 3.65x to 3.85x as we exit the year.”

First Quarter Results

•	Revenue of $1,801.4 million in the first quarter of 2024, increase of 6.5% excluding the impact of divestitures (0.1% including the impact of divestitures), compared to the first quarter of 2023.

◦	Solid Waste revenue of $1,431.8 million, including 7.7% from core pricing, partially offset by volume decreases of 3.0% excluding the impact of divestitures.

◦	Environmental Services revenue of $369.6 million, compared to $375.9 million in the prior year period which included approximately $40.0 million of revenue associated with an unseasonably high level of industrial collection, processing and emergency response activity. Excluding the impact of this outsized prior year activity, revenue increased by 10.0%.

•	Adjusted EBITDA[1] increased by 10.0% excluding the impact of divestitures (3.5% including the impact of divestitures) to $455.7 million in the first quarter of 2024, compared to the first quarter of 2023. Adjusted EBITDA margin[1] was 25.3% in the first quarter of 2024, compared to 24.5% in the first quarter of 2023. Solid Waste Adjusted EBITDA margin[1] was 30.8% in the first quarter of 2024, compared to 29.2% in the first quarter of 2023. Environmental Services Adjusted EBITDA margin[1] was 22.0% in the first quarter of 2024, compared to 22.0% in the first quarter of 2023.

•	Net loss was $176.5 million in the first quarter of 2024, compared to $217.8 million in the first quarter of 2023.

•	Adjusted Free Cash Flow[1] was $49.1 million in the first quarter of 2024, compared to $(50.1) million in the first quarter of 2023. The increase of $99.2 million was predominantly due to an increase in cash flows from operating activities from improved working capital and a reduction in cash interest paid, as well as timing of capex payments.

Guidance Update

Based on our performance in the first quarter, we are increasing our previously provided 2024 guidance for Adjusted EBITDA2 to approximately $2,230.0 million (previously approximately $2,215.0 million). While we are not currently updating the other components of our previously provided guidance, we expect to do so with the reporting of our results for the second quarter.

Implicit in forward-looking information in respect of our expectations for 2024 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The updated 2024 guidance assumes GFL will continue to execute on our strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realizing operational efficiencies and extracting procurement and cost synergies. See “Forward-Looking Information”.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(2)	A non-IFRS measure or ratio. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures or ratios, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See First Quarter Results for the equivalent historical non-IFRS measure.

Q1 2024 Earnings

GFL will host a conference call related to our first quarter earnings and 2024 guidance update on May 2, 2024 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 726645) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=cb680a2e&confId=62828. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until May 16, 2024 by dialing 1-226-828-7578 in Canada or 1-866-813-9403 in the United States (access code: 812672). A copy of the presentation for the call will be available on our website at investors.gflenv.com or by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the section titled “Guidance Update”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2023 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net (income) loss of investments accounted for using the equity method for associates, (e) share-based payments, (f) (gain) loss on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity) and (i) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) transaction costs, (b) acquisition, rebranding and other integration costs, (c) cash interest paid on TEUs and (d) distribution received from joint ventures. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. For the three months ended March 31, 2024, distributions received from joint ventures have been added back to Adjusted Cash Flows from Operating Activities. These amounts were not received in prior periods. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds on disposal of assets and other, (b) purchase of property and equipment and (c) incremental growth investments. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL. For the three months ended March 31, 2023, we excluded investment in joint ventures and associates from the calculation of Adjusted Free Cash Flow.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangible assets, (b) incremental depreciation of property and equipment due to recapitalization, (c) amortization of deferred financing costs, (d) (gain) loss on foreign exchange, (e) mark-to-market (gain) loss on Purchase Contracts, (f) share of net (income) loss of investments accounted for using the equity method, (g) (gain) loss on divestiture, (h) transaction costs, (i) acquisition, rebranding and other integration costs, (j) TEU amortization expense, (k) other and (l) the tax impact of the forgoing. For the three months ended March 31, 2024, we added back our share of net loss of investments accounted for using the equity method. Adjusted income (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. We believe that Adjusted income (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period ((a) and (b), collectively, “Run-Rate EBITDA Adjustments”). Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the acquired businesses had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

	Three months ended March 31,
	2024	2023
Revenue	$1,801.4	$1,799.1
Expenses
Cost of sales	1,504.2	1,554.6
Selling, general and administrative expenses	275.4	214.5
Interest and other finance costs	153.0	164.7
(Gain) loss on sale of property and equipment	(2.1)	0.1
Loss on foreign exchange	74.9	5.3
Mark-to-market loss on Purchase Contracts	—	104.3
Gain on divestiture	—	(5.5)
Other	(4.5)	—
	2,000.9	2,038.0
Share of net loss of investments accounted for using the equity method	(30.6)	(21.0)
Loss before income taxes	(230.1)	(259.9)
Current income tax expense	39.2	7.2
Deferred tax recovery	(92.8)	(49.3)
Income tax recovery	(53.6)	(42.1)
Net loss	(176.5)	(217.8)
Less: Net (loss) income attributable to non-controlling interests	(3.7)	1.6
Net loss attributable to GFL Environmental Inc.	$(172.8)	$(219.4)

Items that may be subsequently reclassified to net loss
Currency translation adjustment	140.7	(5.5)
Fair value movements on cash flow hedges, net of tax	(15.3)	7.4
Other comprehensive income	125.4	1.9
Total comprehensive loss	(51.1)	(215.9)
Less: Total comprehensive income attributable to non-controlling interests	1.8	1.5
Total comprehensive loss attributable to GFL Environmental Inc.	$(52.9)	$(217.4)

Basic and diluted loss per share(1)	$(0.53)	$(0.66)
Weighted and diluted weighted average number of shares outstanding	372,986,761	369,176,174

(1)	Basic and diluted loss per share is calculated on net loss attributable to GFL Environmental Inc. adjusted for amounts attributable to preferred shareholders. Refer to Note 9 in our Unaudited Interim Financial Statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	March 31, 2024	December 31, 2023
Assets
Cash	$70.0	$135.7
Trade and other receivables, net	1,067.6	1,080.0
Income taxes recoverable	12.7	47.7
Prepaid expenses and other assets	253.6	221.6
Current assets	1,403.9	1,485.0

Property and equipment, net	7,048.4	6,980.7
Intangible assets, net	2,992.9	3,056.3
Investments accounted for using the equity method	290.5	319.0
Other long-term assets	124.6	82.9
Deferred income tax assets	134.4	64.8
Goodwill	8,053.7	7,890.5
Non-current assets	18,644.5	18,394.2
Total assets	$20,048.4	$19,879.2

Liabilities
Accounts payable and accrued liabilities	1,532.7	1,679.1
Long-term debt	9.9	9.7
Lease obligations	63.3	59.6
Due to related party	5.8	5.8
Landfill closure and post-closure obligations	58.0	56.2
Current liabilities	1,669.7	1,810.4

Long-term debt	9,149.2	8,827.2
Lease obligations	386.6	383.4
Other long-term liabilities	37.4	39.1
Due to related party	—	2.9
Deferred income tax liabilities	518.3	534.0
Landfill closure and post-closure obligations	901.5	896.0
Non-current liabilities	10,993.0	10,682.6
Total liabilities	12,662.7	12,493.0

Shareholders’ equity
Share capital	9,900.5	9,835.1
Contributed surplus	141.1	149.5
Deficit	(3,001.8)	(2,822.6)
Accumulated other comprehensive income	135.0	15.1
Total GFL Environmental Inc.’s shareholders’ equity	7,174.8	7,177.1
Non-controlling interests	210.9	209.1
Total shareholders’ equity	7,385.7	7,386.2
Total liabilities and shareholders’ equity	$20,048.4	$19,879.2

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended March 31,
	2024	2023
Operating activities
Net loss	$(176.5)	$(217.8)
Adjustments for non-cash items
Depreciation of property and equipment	255.0	239.8
Amortization of intangible assets	108.7	138.8
Share of net loss of investments accounted for using the equity method	30.6	21.0
Gain on divestiture	—	(5.5)
Other	(4.5)	—
Interest and other finance costs	153.0	164.7
Share-based payments	57.0	15.0
Loss on unrealized foreign exchange on long-term debt and TEUs	74.8	6.1
(Gain) loss on sale of property and equipment	(2.1)	0.1
Mark to market loss on Purchase Contracts	—	104.3
Current income tax expense	39.2	7.2
Deferred tax recovery	(92.8)	(49.3)
Interest paid in cash on Amortizing Notes component of TEUs	—	(0.2)
Interest paid in cash, excluding interest paid on Amortizing Notes	(121.9)	(161.0)
Income taxes paid in cash, net	(1.9)	(2.0)
Changes in non-cash working capital items	(53.2)	(65.8)
Landfill closure and post-closure expenditures	(2.2)	(2.9)
	263.2	192.5
Investing activities
Purchase of property and equipment	(296.3)	(270.7)
Proceeds from disposal of assets and other	7.7	13.2
Business acquisitions and investments, net of cash acquired	(111.6)	(224.2)
Distribution received from joint ventures	6.3	—
	(393.9)	(481.7)
Financing activities
Repayment of lease obligations	(37.7)	(17.8)
Issuance of long-term debt	578.8	877.8
Repayment of long-term debt	(463.2)	(554.3)
Proceeds from termination of hedged arrangements	—	17.3
Payment of contingent purchase consideration and holdbacks	(1.2)	(2.5)
Repayment of Amortizing Notes	—	(15.7)
Dividends issued and paid	(6.4)	(5.6)
Payment of financing costs	(2.4)	(14.1)
Repayment of loan to related party	(2.9)	(6.4)
Contribution from non-controlling interests	—	8.1
	65.0	286.8

Decrease in cash	(65.7)	(2.4)
Changes due to foreign exchange revaluation of cash	—	(6.7)
Cash, beginning of period	135.7	82.1
Cash, end of period	$70.0	$73.0

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2023, as well as our unaudited Interim Financial Statements and notes thereto for the three months ended March 31, 2024.

Revenue Growth

The following table summarizes the revenue growth in our segments for the period indicated:

	Three months ended March 31, 2024
	Pro forma excluding divestitures(1)
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth	Impact from divestitures	Total Revenue Growth
Solid Waste
Canada	0.8%	6.9%	—%	7.7%	—%	7.7%
USA	6.3	3.3	(0.3)	9.3	(11.5)	(2.2)
Solid Waste	4.6	4.4	(0.2)	8.8	(8.2)	0.6
Environmental Services	8.5	(10.1)	(0.1)	(1.7)	—	(1.7)
Total	5.5%	1.2%	(0.2)%	6.5%	(6.4)%	0.1%

(1)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023.

Detail of Solid Waste Organic Growth

The following table summarizes the components of our Solid Waste organic growth for the period indicated:

	Pro forma excluding divestitures(1)
	Three months ended March 31, 2024	Three months ended March 31, 2024
Price	7.7%	7.1%
Surcharges	(1.1)	(1.0)
Volume	(3.0)	(2.8)
Commodity price	0.8	0.7
Total Solid Waste organic growth	4.4%	4.1%

(1)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023.

Operating Segment Results

The following table summarizes our operating segment results for the periods indicated:

	Three months ended March 31, 2024			Three months ended March 31, 2023
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$433.6	$113.6	26.2%	$402.6	$100.8	25.0%
USA	998.2	327.1	32.8	1,020.6	314.1	30.8
Solid Waste	1,431.8	440.7	30.8	1,423.2	414.9	29.2
Environmental Services	369.6	81.3	22.0	375.9	82.8	22.0
Corporate	—	(66.3)	—	—	(57.2)	—
Total	$1,801.4	$455.7	25.3%	$1,799.1	$440.5	24.5%

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	March 31, 2024		December 31, 2023
Total long-term debt, net of derivative asset(1)	$9,116.9		$8,816.9
Deferred finance costs and other adjustments	(53.5)		(17.7)
Total long-term debt excluding deferred finance costs and other adjustments	$9,170.4		$8,834.6
Less: cash	(70.0)		(135.7)
	9,100.4		8,698.9

Trailing twelve months Adjusted EBITDA(2)	2,018.9		2,003.7
Run-Rate EBITDA Adjustments(3)	98.2		98.3
Run-Rate EBITDA(3)	$2,117.1		$2,102.0

Net Leverage(2)	4.30	x	4.14	x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 7 in our unaudited Interim Financial Statements.
(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

March 31, 2024
Subordinate voting shares	364,658,285
Multiple voting shares	11,812,964
Basic shares outstanding	376,471,249
Effect of dilutive instruments	8,720,955
Series A Preferred Shares (as converted)	26,546,040
Series B Preferred Shares (as converted)	7,833,464
Diluted shares outstanding	419,571,708

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following table provides a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended March 31, 2024	Three months ended March 31, 2023
Net loss	$(176.5)	$(217.8)
Add:
Interest and other finance costs	153.0	164.7
Depreciation of property and equipment	255.0	239.8
Amortization of intangible assets	108.7	138.8
Income tax recovery	(53.6)	(42.1)
EBITDA	286.6	283.4
Add:
Loss on foreign exchange(1)	74.9	5.3
(Gain) loss on sale of property and equipment	(2.1)	0.1
Mark-to-market loss on Purchase Contracts(2)	—	104.3
Share of net loss of investments accounted for using the equity method(3)	37.2	21.0
Share-based payments(4)	57.0	15.0
Gain on divestiture(5)	—	(5.5)
Transaction costs(6)	6.1	12.0
Acquisition, rebranding and other integration costs(7)	0.5	4.9
Other	(4.5)	—
Adjusted EBITDA	$455.7	$440.5

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(3)	Excludes share of net income of investments accounted for using the equity method for RNG projects.
(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.
(5)	Consists of gain resulting from the divestiture of certain assets.
(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

Adjusted Net Income

The following table provides a reconciliation of our net loss to Adjusted Net Income for the periods indicated:

($ millions)	Three months ended March 31, 2024	Three months ended March 31, 2023
Net loss	$(176.5)	$(217.8)
Add:
Amortization of intangible assets(1)	108.7	138.8
Incremental depreciation of property and equipment due to recapitalization	—	4.5
Amortization of deferred financing costs	4.9	5.3
Loss on foreign exchange(2)	74.9	5.3
Mark-to-market loss on Purchase Contracts(3)	—	104.3
Share of net loss of investments accounted for using the equity method(4)	37.2	21.0
Gain on divestiture(5)	—	(5.5)
Transaction costs(6)	6.1	12.0
Acquisition, rebranding and other integration costs(7)	0.5	4.9
TEU amortization expense	—	0.1
Other	(4.5)	—
Tax effect(8)	(50.4)	(44.2)
Adjusted Net Income	$0.9	$28.7
Adjusted income per share, basic and diluted	$—	$0.08

(1)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.
(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(3)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(4)	Excludes share of net income of investments accounted for using the equity method for RNG projects.
(5)	Consists of gain resulting from the divestiture of certain assets.
(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(8)	Consists of the tax effect of the adjustments to net loss.

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The following table provides a reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended March 31, 2024	Three months ended March 31, 2023
Cash flows from operating activities	$263.2	$192.5
Add:
Transaction costs(1)	6.1	12.0
Acquisition, rebranding and other integration costs(2)	0.5	4.9
Cash interest paid on TEUs(3)	—	0.2
Distribution received from joint ventures	6.3	—
Adjusted Cash Flows from Operating Activities	276.1	209.6
Proceeds on disposal of assets and other	7.7	13.2
Purchase of property and equipment	(296.3)	(272.9)
Adjusted Free Cash Flow (including incremental growth investments)	(12.5)	(50.1)
Incremental growth investments(4)	61.6	—
Adjusted Free Cash Flow	$49.1	$(50.1)

(1)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(2)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(3)	Consists of interest paid in cash on the Amortizing Notes.
(4)	Consists of incremental sustainability related capital projects, primarily related to recycling and RNG.